Exhibit 99.1 Press Release

November 08, 2004 08:56 AM US Eastern Timezone

Next Inc. Closes Acquisition of Choice International Inc.

CHATTANOOGA, Tenn.--(BUSINESS WIRE)--Nov. 8, 2004--Next Inc. (OTCBB:NXTI) an emerging leader in the sportswear and promotional products industry today announced today that it has closed its previously announced acquisition of Choice International.

Next has acquired Choice's business related to private label sportswear which consists of customer lists and contract rights. Next has also acquired direct purchasing and distribution rights for Asian sportswear from a Chinese source which management anticipates will result in enhanced profitability and a competitive advantage in the company's marketplace. Mark Scyphers and Bill Steele, principals of Choice have now joined Next's management team.

Mr. Charles Thompson, CFO of Next Inc. stated, "The acquisition of Choice has gained us entry into the private label sportswear segment of the business and a new category of customers. We expect the acquisition of Choice to initially add $3-5 million in annual revenue and cut the cost of about 40% of our raw material purchases by approximately 10-15%. We believe the acquisition has the potential to quickly generate accretive earnings to the company while improving our seasonal balance."

Mr. Bill Hensley, the Company's CEO commented, "We are very pleased to welcome Mark and Bill to the Next team. We are extremely excited about the multiple positive factors the acquisition of Choice presents for our shareholders. The acquisition will not only give us a meaningful revenue increase, but also a significant decrease in our cost of goods sold. This in turn lays the groundwork for future acquisitions to be even more accretive as these efficiencies are applied to a larger revenue base."

About Next Inc. http://www.nextinc.net

Next, Inc. is a creative and innovative sales and marketing organization that designs, develops, markets, and distributes licensed and branded promotional products and imprinted sportswear primarily through major college and university, motor sports and other major promotional key licensing agreements and the Company's own proprietary designs. Next is one of the dominant companies in the highly fragmented licensed promotional products and imprinted sportswear industries.

The company has expanded its distribution to include e-commerce through which a significant amount of the Company's most popular licensed products is marketed. The most significant are, www.campustraditionsusa.com, www.rpmsportsusa.com, www.americanbiker.net and www.americanwildlifeusa.com

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which contains a safe harbor for forward-looking statements. The Company relies on this safe harbor in making such disclosures. The statements are based on management's current beliefs and assumptions about expectations, estimates, strategies and projections. These statements are not guarantees of future performance or results and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.

Contacts:

Next, Inc., Chattanooga
Jason Assad, 423-296-8213 Ext. 113
jassad@nxt-inc.com